October 5, 2006

Ms. Cecilia D. Blye,

Chief, Office of Global Security Risk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C., 20549-5546

U.S.A.

Re:	Matsushita Electric Industrial & Co. Ltd.
Form 20-F for the period ended March 31, 2006
File No. 1-06784

Dear Ms. Blye:

This is in response to the staff’s comment letter of September 25, 2006, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2006. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Comment # 1

We note from the Panasonic website that Panasonic maintains sales agents in Sudan and Syria and service networks in Iran and Syria, and that its overseas affiliate, National Electric Industrial Co., (Iran) Ltd., operates in Iran. In addition, public media reports indicate that you have had operations in Cuba. The Form 20-F does not include any information on these operations. Cuba, Iran, Sudan, and Syria are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls. Please describe for us your past, current, and any anticipated operations in, and other contacts with, Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Describe the products, technologies, equipment, expertise, or services you have sold or otherwise provided into these countries. Describe the extent to which your dealings have been with the governments of those countries, or entities affiliated with or controlled by their governments. Advise us whether, to the best of your knowledge, understanding, and belief, any of the products, technologies, equipment (including component parts), expertise, or services you provided, have provided or anticipate providing into these countries have military applications; whether the government of any of these countries has employed or will employ them in any military applications; and, if so, the nature of the military application(s) in which they can be, have been or will be employed.

Matsushita Response

With respect to Sudan:

Panasonic Marketing Middle East FZE and Panasonic Gulf FZE, our Dubai-based subsidiaries in charge of sales of our products in the Middle East and East Africa, have been and are mainly engaged in sales of consumer audio and video equipment products for consumers to a distributor in Sudan. This distributor maintains three service centers for our products in the country. We do not have any investment in the distributor. To the best of our knowledge, understanding and belief, the distributor is not affiliated with the government of Sudan, and none of our products that are sold in Sudan are converted for any military use. We do not anticipate any future material expansion of our operations with respect to Sudan.

With respect to Syria:

Panasonic Marketing Middle East FZE and Panasonic Gulf FZE have been and are mainly engaged in sales of consumer audio and video equipment products for consumers to a distributor in Syria. This distributor maintains two service centers for our products in the country. We do not have any investment in the distributor. To the best of our knowledge, understanding and belief, the distributor is not affiliated with the government of Syria, and none of our products that are sold in Syria are converted for any military use. We do not anticipate any future material expansion of our operations with respect to Syria.

With respect to Iran:

Panasonic Marketing Middle East FZE and Panasonic Gulf FZE have been and are mainly engaged in sales of audio and video equipment and consumer electronics products for consumers to four Dubai-based distributors who in turn export such products to Iran. We do not have any investment in the distributors. To the best of our knowledge, understanding and belief, none of these distributors is affiliated with the government of Iran. There are also Matsushita-recognized service centers in Iran, as well as a liaison office in Tehran.

             In addition, National Electric Industrial Co., (Iran) Ltd., our affiliate, in which we invested approximately $3 million and have a 30% equity ownership, has been and is engaged in the production and sale of home appliances, such as rice cookers, in Iran.

To the best of our knowledge, understanding and belief, none of our products or the products of National Electric Industrial Co., (Iran) Ltd. sold in Iran is converted for any military use. We do not anticipate any future material expansion of our operations with respect to Iran.

With respect to Cuba:

We do not directly engage in any business transactions with Cuba. Panasonic Latin America S.A, our Panama-based sales subsidiary, has been and is mainly engaged in sales of consumer audio and video equipment products for consumers to a Panamanian distributor, through which some of these products are possibly sold in Cuba. We do not have any investment in this distributor. To the best of our knowledge, understanding and belief, this distributor is not an affiliate of the government of Cuba, and none of our products possibly sold in Cuba are converted for any military use. We have no plan to commence any operations with respect to Cuba.

Comment # 2

Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Connecticut, Illinois, Maine, Oregon, and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Cuba, Iran, Sudan and Syria.

Matsushita Response

We do not believe that our operations in Sudan, Syria, Iran or Cuba constitute a material investment risk for our security holders in either quantitative or qualitative terms.

In quantitative terms, we believe our operations in Sudan, Syria, Iran and Cuba are immaterial to our consolidated results of operations. Our total consolidated net sales for the fiscal year ended March 31, 2006 were approximately $76 billion (based on an exchange rate of ¥117 = US$1). For the same fiscal year, net sales attributable to our operations in Sudan, Syria and Iran were approximately $10 million, $5 million and $172 million, respectively. In addition, net sales in Iran of National Electric Industrial Co., (Iran) Ltd., our Iranian affiliate, were approximately $9 million for the fiscal year ended March 31, 2006. We are not engaged in direct transactions with Cuba. Accordingly, we believe they are similarly immaterial to our consolidated results of operations.

In qualitative terms, our products sold in Sudan, Syria, Iran and (possibly) Cuba consist of household electronics and home appliance products for consumers, and have no military application. In addition, as mentioned above, to the best of our knowledge, understanding and belief, these products are not converted for any military use. Accordingly, we do not believe that our activities in these countries are of a nature that would materially and adversely affect our reputation or share value.

*        *        *        *        *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Ryuichi Tsuruta (fax: 81-6-6908-2351; e-mail: tsuruta.r@jp.panasonic.com) or Sumitaka Yoshitomi (e-mail: yoshitomi.sumitaka@jp.panasonic.com).

Very truly yours,

/s/ Tetsuya Kawakami
Tetsuya Kawakami
Executive Vice President
Matsushita Electric Industrial Co., Ltd.

cc:	Pradip Bhaumik
(Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Joung Hwang
Kenji Taneda
(Sullivan & Cromwell LLP)